3801 Paxton Street
Harrisburg • PA • 17111
mymetrobank.com
888.937.0004
August 21, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4720

Attn:  Eric Envall

Re:	Metro Bancorp, Inc. (the “Company” or the “Bank”)
Form 10-K for December 31, 2008
Form 10-K/A for December 31, 2008
Form 10-Q for March 31, 2009
File Number 000-50961

Dear Mr. Envall:

The Company hereby submits its responses to comments raised in the Staff’s letter dated July 28, 2009 (the “Comment Letter”).  The responses set forth below are numbered to correspond to the comment numbers in the Comment Letter.  Pursuant to Larry Wiseman’s conversation with you, the Company intends to amend its 34 Act disclosure in future filings as indicated below following the Staff’s review of the responses contained herein.

Form 10-K for the Fiscal Year Ended December 31, 2008

Nonperforming Loans and Assets, page 13

1.
We note your disclosure on page 14 which states that you obtain updated appraisals on nonperforming loans secured by real estate.  Additionally, you state that in those instances where appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.  Please tell us and revise your future filings beginning with your next Form 10-Q to disclose the following:

•
How and when you obtain third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.  In this regard, tell us whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

United States Securities and Exchange Commission
August 21, 2009

•
The typical timing surrounding the recognition of a loan as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

•
How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc.).

RESPONSE:

The Bank obtains third-party appraisals by a Bank pre-approved certified general appraiser on non-performing loans secured by real estate at the time the loan is determined to be non-performing.  Appraisals are ordered by the Bank’s Real Estate Loan Administration Department which is independent of both loan workout and loan production functions.

No charged-off amount was different from what was determined to be fair value of the collateral (net of estimated costs to sell) as presented in the appraisal for any period presented.

Any provision or charge-off is accounted for upon receipt and satisfactory review of the appraisal and in no event, later than the end of the quarter in which the loan was determined to be non-performing.  No significant time lapses during this process have occurred for any period presented.

The Bank also considers the volatility of the fair value of the collateral, timing and reliability of the appraisal, timing of the third party’s inspection of the collateral, confidence in the Bank’s lien on the collateral, historical losses on similar loans, and other factors based on the type of real estate securing the loan. As deemed necessary, the Bank will perform inspections of the collateral to determine if an adjustment of the value of the collateral is necessary.

Partially charged off loans with an updated appraisal remain on non-performing status and are subject to the Bank’s standard recovery policies and procedures, including, but not limited to, foreclosure proceedings, a forbearance agreement, or classified as a Troubled Debt Restructure, unless collectability of the entire contractual balance of principal and interest (book and charged off amounts) is no longer in doubt, and the loan is current or will be brought current within a short period of time.

Future filings will reflect this comment and contain additional disclosures.

United States Securities and Exchange Commission
August 21, 2009

Note 3, Securities, page 35

2.
We note your tabular presentations relating to your available-for-sale mortgage-backed securities as of December 31, 2008.  As it relates to your private-label, collateralized mortgage obligations (CMO’s), please tell us the unrealized loss for each individual security as of December 31, 2008, March 31, 2009, and June 30, 2009 in addition to providing the following:

•	The specific issuer and name of each security held;
•	The type of underlying loans (e.g. prime, adjustable-rate, interest-only, jumbo, etc.);
•	The initial and current credit rating, as applicable;
•	The severity and duration of each unrealized loss;
•	The specific subordination and over-collateralization for each security;
•	The specific discount, deferral and default rate assumptions used in your discounted cash flow analysis and how these assumptions were determined;
•	The specific other-than-temporary impairment recognized for each security, as applicable; and
•	How you considered the factors pursuant to FSP EITF 99-20-1 as of March 31, 2009 which influenced your decision not to record an other-than-temporary impairment.

RESPONSE:

This comment requests additional information relating to the Bank’s holdings of private-label collateralized mortgage obligations (CMOs).  Along with the issuer and name of each security, the following requested data is presented in exhibit form at the end of this letter (i.e., Exhibits 1 – 9):

1.	The type of underlying loans
2.	The initial and current credit rating for each period requested
3.	The unrealized loss for each security for each period requested
4.	The duration of each unrealized loss
5.	The specific subordination for each security
6.	The specific over-collateralization for each security
7.	The specific other-than-temporary impairment recognized for each security for each period.

United States Securities and Exchange Commission
August 21, 2009

The Bank’s approach to determining whether or not other-than-temporary impairment exists for any of these investments has evolved over the period of review in conjunction with the changing accounting literature and guidance.  In general, for the quarter and year ended December 31, 2008, the Bank primarily relied upon the guidance of FSP FAS 115-1, 124-1, 157-3 and EITF 99-20.  For the quarter ended March 31, 2009, the Bank primarily relied upon FSP FAS 115-1, 124-1, 157-3 and EITF 99-20-1.  Changes in the Bank’s methodology occurred for the quarter ended June 30, 2009 as new accounting guidance was released in April of 2009 with mandatory adoption required in the second quarter.  For the quarter ended June 30th, the Bank primarily relied upon the guidance in FSP FAS 115-2, 124-2, 157-4 and FASB 114.

For the quarter and year-ended December 31, 2008, the Bank reported fair market values received from its independent, third-party source.  In addition, it also performed a separate valuation for each holding using internally-derived data and Bloomberg analytics.  As in most cases, the key driver in determining fair market value is the appropriate discount rate with which to present value future cash flows. The first step in the Bank’s internal process was to look at the historic relationship between each bond’s market yield in a more “normal” economic environment and the comparable benchmark U.S. Treasury rate.  To capture the current overall level of market rates, the Bank next applied this spread to the December 31, 2008 benchmark rate to arrive at a base level yield.  The Bank adjusted this base rate for credit risk by adding an additional spread, shown below, based upon the credit risk as determined by Sandler O’Neill, the Bank’s main broker:

•	Excellent/Low Risk	+200 bps

•	Very Good/Low to Mid Risk	+400 bps

•	Fair/Mid to High Risk	+600 bps

•	Poor/High Risk	+800 bps

The Bank used this total figure as the base case discount rate applicable to each bond as of the appropriate date.  Using Bloomberg yield tables, the Bank calculated a market price at current CPR (pre-payment speeds) and also shocked the market price in up and down 100 bps, 200 bps, and 300 bps environments.

Using this methodology, the Bank computed the fair market value for each private-label CMO and compared it to its carrying value.  In all cases, the Bank judged the differences to be within normal expectations given the uncertainties in the marketplace as a whole.  That is, the Bank expected to receive all principal and interest payments in a timely fashion, no losses were anticipated, and the impairment was deemed to be temporary. The Bank asserted it had both the intent and ability to hold the bonds until recovery or maturity.  The Bank’s external auditor reviewed and concurred with this position.

United States Securities and Exchange Commission
August 21, 2009

For the quarter ended March 31, 2009, the Bank used essentially the same process for analyzing its private-label CMOs as in the previous period, with some additional analysis to reflect updated guidance.  Again, the Bank did not report any valuations based upon its internal analysis but continued to rely on fair market values provided by its independent, third-party source.  Specifically, the Bank repeated the process by which it estimated current, credit-adjusted market yields and used those rates, in conjunction with cash flows provided by Bloomberg, to present value the flows and calculate a market value.  In nine of the 32 holdings, this valuation exceeded the reference amount (unrealized gains) while 23 of the securities were in an unrealized loss position, (the fair value of the beneficial interest was below the reference amount).  As in the previous quarter, the Bank judged all of the variances to be within normal expectations.  It expected to receive all principal and interest payments in a timely fashion, no losses were anticipated, and the impairment was deemed to be temporary.  The Bank’s external auditor reviewed and concurred with this position.

The Bank took the further step of comparing the present value of expected cash flows as of March 31, 2009 to those of December 31, 2008 to see if significant variances occurred during the quarter.  In order to adjust for the principal received during the quarter, the Bank looked at the present value of the cash flows as a percent of outstanding principal which, essentially equates to market value.  Again, some of the changes were favorable while the majority would be categorized as adverse.  None of the changes were considered significant enough, given the disruptions in the marketplace as a whole, to deem the impairment other than temporary.

For the quarter ended March 31, 2009, the Bank experienced significant downgrades in the credit rating of two issues - both tranches of the WMALT 2006-2 CMO.  Moody’s Investor Services downgraded the bonds in a single step, while S&P took two steps to drop their ratings from the highest (AAA) to lowest (CCC).  The Bank focused considerable attention on these two bonds and concluded the best approach was to apply the greatest possible credit spread (+800 bps) to the base rate used to present value the cash flows.  Even with this, the present value of cash flows did not deteriorate to a level that would indicate the impairment was other than temporary and the Bank still expected to collect all future principal and interest payments.  The Bank’s external auditor reviewed and concurred with this position.

Changes to the Bank’s methodology occurred for the quarter ended June 30, 2009 due primarily to updated Accounting guidance in FPS FAS 115-2, 124-2 and 157-4.  In addition, an increased number of bonds had their credit ratings downgraded during the quarter.  While the Bank continued to report fair market values received from its independent, third-party source; it aligned its internal analytical process with the current guidance to determine any impairment and its appropriate treatment. The following description and justification for the enhanced analytics is excerpted from our supporting documentation which was provided to our external auditor:

Under current guidance, the Bank must determine whether OTTI exists as of the reporting date and, if so, must bifurcate that impairment into (a) the amount related to credit loss, and (b) the amount related to all other factors.  The impairment related to the former is to be recognized in current earnings while the impairment related to the latter is to be recognized in other comprehensive income. Key to this process is the determination of the fair market value of each holding within the portfolio.  Details of this determination are presented later in this discussion.

United States Securities and Exchange Commission
August 21, 2009

Having established fair market values, the first step in determining whether OTTI exists was to eliminate all investments where fair market value exceeds amortized cost as, by definition, they are not impaired.  Remaining debt securities where fair market value was less than amortized cost included no agency debentures, no municipal or corporate bonds, no MBS, 11 of the 23 agency CMO holdings and all 32 non-agency CMO positions.  Forty-two of these securities have been in a loss position for at least 12 months.

FSP FAS 115-2 and 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired.   For debt securities, management must assess whether (a) we have the intent to sell the securities;  (b) it is more likely than not we will not be required to sell the securities prior to their anticipated recovery; or (c) the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis.  The Bank does assert that (a) it does not have the intent to sell the securities; and (b) it is more likely than not it will not be required to sell the securities prior to their anticipated recovery.  This assertion is based, in part, upon the most recent liquidity analysis prepared for ALCO which indicates the Bank has sufficient excess funds to consider the potential purchase of investment securities and sufficient unused borrowing capacity available to meet any potential outflows.  Additionally, the Bank knows of no contractual or regulatory obligations that would require these bonds to be sold.

Next, to satisfy assessment (c) above and in order to bifurcate the impairment into its components, the Bank used Bloomberg to further analyze each individual security.  We looked at the overall bond ratings as well as specific, underlying characteristics such as pool factor, WAC, WAM/age, WAL, LTV, delinquencies, credit score, prepayment speeds, geographic concentration, etc.  Using historical data and, when needed, standard assumptions, for prepayment speeds, default rates, loss severity rates and lag times, the Bank analyzed each bond under a variety of scenarios.  When this analysis showed a bond to have no projected loss, there was considered to be no credit-related loss.  If the analysis showed a bond to have a projected loss across multiple scenarios, the Bank assumed the three month data points for CPR speed, default rate and loss severity.  The Bank believes this time point best captures both current and historic trends.

When the analysis showed a bond to have a projected loss, a cash flow projection was created, including the projected loss, for the duration of the bond.  This projection was then exported to Excel where the present value of the cash flows expected to be collected was calculated and compared to the amortized cost basis.  The difference between these two figures is recognized as the amount of impairment due to credit loss.  The difference between the total impairment and this credit loss portion is determined to be the amount related to all other factors.  The amount of impairment related to credit loss is to be recognized in current earnings while the amount of impairment related to all other factors is to be recognized in other comprehensive income.

As mentioned above, the determination of fair market value is a key driver in this process.  The Bank currently uses a third-party brokerage firm, Sandler O’Neill (a.k.a. SOP), for the monthly pricing of its portfolio.  SOP has put forth that under FASB 157 guidance, these indications should be considered to be based upon Level 2 inputs through matrix pricing, observed quotes for similar assets, and/or market-corroborated inputs.  The Bank agrees with this assessment and adds the following:

United States Securities and Exchange Commission
August 21, 2009

•      The prices received from SOP have been relatively consistent and generally move in relation to overall levels of interest rates, economic conditions, and published ratings from Moody’s, S&P and/or Fitch.  With the exception of a small number of bonds in April 2009, the prices exhibit neither spikes nor other extreme fluctuations that would generally characterize a disrupted market.  In April, the fair market value of some of the private label CMOs fell sharply; however, this generally corrected itself in May when prices returned to levels consistent with previous months.  As such, April levels are considered to be an anomaly in SOP’s pricing model and are not indicative of a disrupted market.

•      During the month of June, the Bank sold a number of small-block MBS holdings without issue.  The sale was neither a forced liquidation nor a distressed sale.  Rather, it was an orderly transaction where the broker had sufficient time to market the bonds and the sale realized prices comparable to their fair market value indications on May 31st, with many bids exceeding their May 31st marks.

•      As an additional test, the Bank’s portfolio was independently priced by a separate broker, Vining Sparks, and the results compared to those provided by SOP.  Although a few positions had a greater than expected difference in value, in general the prices exhibited only reasonable differences between the two sources.

•      Finally, anecdotal evidence from the Bank’s various broker sources indicates that the market environment has improved over the last six months, especially for mortgage-related products.  During the meltdown of the second half of 2008 and into early 2009, new issuances of prime-credit mortgage-backed paper slowed considerably while pools of lower credit paper dried up completely.  At the same time, prices for existing pools fell sharply if they did not have a triple-A rating and meaningful credit support.  Over the last 4-5 months, this has reversed itself and prices are rising toward more traditional levels as liquidity returns to the marketplace.  Due to the nature of the Bank’s portfolio, which holds only pools of A and Alt-A rated paper, this price disruption was less noticeable than in the general market place.

The Bank believes that, in their totality, these arguments support SOP’s assertion that the market values provided are based upon level 2 inputs and the Bank will rely on them as such for the purposes of FAS 157-4 and for the determination of impairment.   In prior periods, the Bank has also used an internal discounted cash-flow model as part of our OTTI analysis; however, we have consistently reported the fair market valuations of the third party provider.  Due to the changes in reporting requirements under the new FASB pronouncements, the Bank will no longer use the internally-generated valuation models.  Instead, we will use market data and Bloomberg-derived cash flow models as part of the determination of impairment and the amount of any impairment related to credit loss.

Combining the above, Metro Bank has determined that, as of June 30, 2009, the Bank had three private-label CMOs with losses attributable to credit. Although the Bank analyzed these same bonds in prior quarters and did not recognize an impairment charge, we now believe conditions, relative to these three bonds, have deteriorated to where an impairment charge is warranted.   This is due to a number of factors including the bonds’ credit ratings and rising trends for delinquencies, bankruptcies and foreclosures on the underlying collateral.

United States Securities and Exchange Commission
August 21, 2009

To summarize and conclude, the total impairment on these three bonds was $12,347,510 as of June 30, 2009.  Using the three month data points for CPR speed, default rate and loss severity, the Bank has determined that $1,372,663 is related to credit loss and will be recognized in current earnings during the second quarter of 2009. The remaining $10,974,847 is related to all other factors and will be recognized in other comprehensive income.  All supporting documentation for this position is either included with this report or on file in the Finance Department of Metro Bank.

The Bank’s external auditors approved this documentation and for the quarter ended June 30, 2009, the Bank reported $1,372,663 of other-than-temporary impairment related to credit loss and $10,974,847 of impairment related to interest rate levels as well as all other factors.  The former was recognized in current earnings for the second quarter and the latter was recognized in other comprehensive income.

3.
As a related matter, please tell us the name of the independent third party used to prepare the analyses of all private-label CMO’s held in your portfolio as of December 31, 2008 and March 31, 2009 along with their respective qualifications.

RESPONSE:

The Bank uses Sandler O’Neill & Partners as its independent third party source for the pricing and some analytical work on its securities portfolio.  Sandler O’Neill provides a variety of services for the entire portfolio, including private-label CMOs.  This firm was founded in 1988 by senior executives from several major Wall Street firms in order to better service the needs of community banks.  Sandler O’Neill has consistently demonstrated a strong understanding of the interest rate and liquidity risks and both trades and underwrites all forms of fixed income securities, including corporate bonds, convertible securities, agency debt, asset- and mortgage-backed securities, trust preferreds and municipal bonds.

4.	Please tell us and revise future filings to disclose additional details regarding the pricing methodology used to fair value your private label CMO’s. Specifically, please address the following:

•
Compare and contrast the assumptions used in lower matrix pricing valuations to the matrix pricing with street bids and how you determined that the lower valuations were more representative of the fair value; and

•
Tell us if the independent third party also provided the fair values of these securities.  If so, please compare and contrast the assumptions used in their valuation to those used in yours along with the reasons for these differences.

United States Securities and Exchange Commission
August 21, 2009

RESPONSE:

As mentioned in response 2, the Bank has consistently relied upon and reported the fair market values as provided by a third-party provider – Sandler O’Neill.  Under the current guidance, these values are considered Level 2 inputs, based upon matrix pricing and observed data from similar assets.  They do not reflect the Level 3 inputs that would be derived from any internal analysis or judgment.

With the June 30, 2009 reporting period, the Bank has enhanced the analytics of its portfolio, including loss projections, however, it cannot possibly see the full picture of everything affecting a bond’s valuation.  The brokerage community provides this service and the Bank has recently taken the additional step of obtaining fair market values from a second independent broker (Vining Sparks) as a reasonableness check.  Absent direct quotes, or Level 1 inputs, the Bank must rely upon the brokerage community to provide consistently reasonable valuations.

Of course, street bids provide definitive fair market values, but only when the bidders believe there is a legitimate transaction occurring.  Otherwise, the street will “bid” using Level 2 matrix pricing.  The Bank does not manage a trading portfolio, and is not typically a seller from either its available-for-sale or held-to-maturity portfolios.  Therefore, the street bids will converge with matrix pricing, will add no value, and will potentially damage our reputation when legitimate bids are wanted.

In summary, investment analytics at Metro Bank have changed and been enhanced over the past several reporting periods; evolving with the portfolio’s size and complexity, with the marketplace as a whole, and with the newly issued accounting guidance.  Through these changes, the Bank has an improved understanding of the forces affecting the fair market values of its portfolio holdings and can more appropriately manage these assets.  The Bank cannot, however, replace the overview that the brokerage community brings to the pricing table.  They can see the entire marketplace and provide greater guidance on values of similar assets.  They can better judge which markets are active and which are inactive.  They can better indentify distressed sales and forced liquidations.  In short, their Level 2 inputs provide the best, most consistent pricing and the Bank expects to continue to rely upon and report their valuations.

Form 10-K for the Fiscal Year Ended December 31, 2008

Related Party Transactions, page 41

5.
We note the disclosure that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender (emphasis added).  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.  If you are not able to provide the revised representations required by Instruction 4(c), for example as a result of an employee discount loan program, provide the information required by Item 404(a) in future filings.

United States Securities and Exchange Commission
August 21, 2009

RESPONSE:

We hereby confirm to you that all such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Future filings will reflect this comment and contain the additional language.

Form 10-Q for the Quarter Ended March 31, 2009

Loan and Asset Quality, page 27

6.
We note that you only provide disclosures relating to your impaired loans which require a specific allocation of the allowance for loan losses along with comparisons of these balances to those as of December 31, 2008.  Please tell us for the period ended March 31, 2009 and June 30, 2009 and revise future filings beginning with  your next Form 10-Q to provide a detailed understanding of the composition of and related provisioning and charge-offs relating to your impaired loans similar to that provided in your nonperforming loans and assets section beginning on page 13 in addition to that included in Note 4 of your Form 10-K for the year ended December 31, 2008.

RESPONSE:

March 31, 2009 Non-Performing Loans and Assets

Total nonperforming assets (nonperforming loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at March 31, 2009, were $30.4 million, or 1.44%, of total assets as compared to $27.9 million, or 1.30%, of total assets at December 31, 2008 and to $4.3 million, or 0.22% at March 31, 2008. Much like most of the banking industry, we experienced significant increases in non-performing loans during 2008 and into the first quarter of 2009 as overall economic conditions in our market area and most of the United States deteriorated. The increase in nonperforming loans experienced by the Bank from March 31, 2008 to March 31, 2009 resulted primarily from the addition of five commercial relationships totaling $15.6 million at March 31, 2009.  These five loans had an aggregate specific allocation of $410,000 as well as partial charge downs of $3.6 million at March 31, 2009.  Nonperforming commercial loans at March 31, 2009 totaled $25.7 million and consisted of 33 relationships including those mentioned above.  At March 31, 2008, total nonperforming commercial loans were $1.7 million and consisted of 10 relationships.

United States Securities and Exchange Commission
August 21, 2009

June 30, 2009 Non-Performing Loans and Assets

Total nonperforming assets (nonperforming loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at June 30, 2009, were $33.4 million, or 1.61%, of total assets as compared to $27.9 million, or 1.30%, of total assets at December 31, 2008 and to $13.3 million, or 0.65% at June 30, 2008. Much like most of the banking industry, we experienced significant increases in non-performing loans during 2008 and into the first half of 2009 as overall economic conditions in our market area and most of the United States deteriorated. The increase in nonperforming loans experienced by the Bank from June 30, 2008 to June 30, 2009 primarily resulted from the addition of seven commercial relationships totaling $18.8 million at June 30, 2009.  These seven loans had an aggregate specific allocation of $3.7 million as well as partial charge downs of $3.6 million at June 30, 2009.  Nonperforming commercial loans at June 30, 2009 totaled $28.7 million and consisted of 36 relationships including those mentioned above.  At June 30, 2008, total nonperforming commercial loans were $3.3 million and consisted of 12 relationships.

March 31, 2009 Impaired Loans

At March 31, 2009 and 2008, the recorded investment in loans considered to be impaired under FASB Statement No. 114 “Accounting by Creditors for Impairment of a Loan” totaled $42.5 million and $18.8 million, respectively. Also at March 31, 2009, $22.8 million of impaired loans had a specific valuation allowance of $2.2 million as compared to $1.5 million of impaired loans with a specific valuation allowance of $464,000 at March 31, 2008. Nonaccrual loans at March 31, 2009 and 2008 totaled $29.4 million and $3.7 million, respectively.  There were no loans past due 90 days or more and still accruing interest at either March 31, 2009 or March 31, 2008.

June 30, 2009 Impaired Loans

At June 30, 2009 and 2008, the recorded investment in loans considered to be impaired under FASB Statement No. 114 “Accounting by Creditors for Impairment of a Loan” totaled $46.4 million and $17.4 million, respectively. At June 30, 2009, $19.3 million of impaired loans had a specific valuation allowance of $4.5 million as compared to $694,000 of impaired loans having a specific valuation allowance of $365,000 at June 30, 2008. Nonaccrual loans at June 30, 2009 and 2008 totaled $31.8 million and $6.9 million, respectively. Loans past due 90 days or more and still accruing interest were $0 at June 30, 2009 and $6.0 million at June 30, 2008.

Future filings will reflect this comment and contain additional disclosures.

United States Securities and Exchange Commission
August 21, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions, please do not hesitate to contact the undersigned at (717) 412-6300 or the Company’s counsel, Lawrence R. Wiseman at (215) 569-5549.

Sincerely,

/s/ Mark Zody

Mark Zody
Chief Financial Officer

cc:           John Nolan, Senior Assistant Chief Accountant
John Spitz, Staff Accountant
Christian Windsor, Special Counsel
Lawrence R. Wiseman, Esquire

METRO BANK
EXHIBIT #1

DESCRIPTION OF UNDERLYING LOANS

115	Description	Cusip	Underlying Loans
AFS	CHASE 2003-SA1 2A1	16162T2J4	15 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	MASTR 2003-4 2A1	55265KUY3	15 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	WFMBS 2003-11 2A1	949761AS9	15 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	FHASI 2004-1 2A1	32051DU42	15 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	CWHL 2003-1 1A10	12669DXU7	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	PRIME 2003-1 A5	74160MAE2	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	CWHL 2004-28R A1	12669GEY3	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	MASTR 2003-8 3A1	55265KK32	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	CSFB 2003-27 4A1	22541QL42	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	BOAMS 2003-8 1A1	05948XVR9	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	RALI 2003-QS22 A3	76110HMX4	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	RFMSI 2004 S1 A10	76111XFG3	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	GMACM 2004-J1 A2	36185NT34	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	MSM 2004-3 2A2	61745MZW6	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	BSABS 2004-AC6 A1	073879LN6	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	MALT 2004 -12 5A3	576434YK4	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	BAFC 2005-1 1A7	05946XQB2	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	CWHL 2005-5 A6	12669GQV6	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	BAFC 2005-2 1A11	05946XTA1	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	CWALT 2005-6CB 1A4	12667F5F8	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	CWHL 2005-6 1A9	12669GSY8	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	CWHL 2005-12 2A4	12669GXT3	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	BOAA 2005-6 5A2	05948KF38	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	RFMSI 2005-S6 A7	76111XXQ1	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	BOAMS 2005-8 A4	05949CGR1	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	RALI 2005-QS14 3A3	761118JL3	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	WFMBS 2005-9 1A9	94982WAJ3	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	BAFC 2005-6 1A6	05946XM67	30 year, A paper, fixed rate, 1-4 family residential mortgages
AFS	WMALT 2006-2 1A9	93934FLZ3	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	WMALT 2006-2 1A6	93934FLW0	30 year, Alt-A paper, fixed rate, 1-4 family residential mortgages
AFS	GSR 2006-1F 1A6	3623416N4	30 year, A paper, fixed rate, 1-4 family residential mortgages

HTM	CWHL 2005-6 1A15	12669GVX6	30 year, A paper, fixed rate, 1-4 family residential mortgages

METRO BANK
EXHIBIT #2

CREDIT RATINGS

Credit Rating (Lowest Reported)
115	Description	Inception	12/31	03/31	06/30
AFS	CHASE 2003-SA1 2A1	AAA	AAA	AAA	AAA
AFS	MASTR 2003-4 2A1	AAA	AAA	AAA	AAA
AFS	WFMBS 2003-11 2A1	AAA	AAA	AAA	AAA
AFS	FHASI 2004-1 2A1	AAA	AAA	AAA	AAA
AFS	CWHL 2003-1 1A10	AAA	AAA	AAA	AAA
AFS	PRIME 2003-1 A5	AAA	AAA	AAA	AAA
AFS	CWHL 2004-28R A1	AAA	AAA	AAA	AAA
AFS	MASTR 2003-8 3A1	AAA	AAA	AAA	AAA
AFS	CSFB 2003-27 4A1	AAA	AAA	AAA	AAA
AFS	BOAMS 2003-8 1A1	AAA	AAA	AAA	AAA
AFS	RALI 2003-QS22 A3	AAA	AAA	AAA	AAA
AFS	RFMSI 2004 S1 A10	AAA	AAA	AAA	AAA
AFS	GMACM 2004-J1 A2	AAA	AAA	AAA	AAA
AFS	MSM 2004-3 2A2	AAA	AAA	AAA	AAA
AFS	BSABS 2004-AC6 A1	AAA	AAA	AAA	Aa2
AFS	MALT 2004 -12 5A3	AAA	AAA	AAA	AAA
AFS	BAFC 2005-1 1A7	AAA	AAA	AAA	AAA-
AFS	CWHL 2005-5 A6	AAA	AAA	AAA	AAA-
AFS	BAFC 2005-2 1A11	AAA	AAA	AAA	AAA-
AFS	CWALT 2005-6CB 1A4	AAA	AAA	AAA-	AAA-
AFS	CWHL 2005-6 1A9	AAA	AAA	AAA-	Baa1
AFS	CWHL 2005-12 2A4	AAA	AAA	AAA-	Baa3
AFS	BOAA 2005-6 5A2	AAA	AAA	AAA-	Ba1
AFS	RFMSI 2005-S6 A7	AAA	AAA	AAA	AAA-
AFS	BOAMS 2005-8 A4	AAA	AAA	AAA-	BB
AFS	RALI 2005-QS14 3A3	AAA	AAA	AAA-	BBB
AFS	WFMBS 2005-9 1A9	AAA	AAA	AAA-	A3
AFS	BAFC 2005-6 1A6	AAA	AAA	AAA-	Baa2
AFS	WMALT 2006-2 1A9	AAA	AAA	CCC	CCC
AFS	WMALT 2006-2 1A6	AAA	AAA	CCC	CCC
AFS	GSR 2006-1F 1A6	AAA	AAA	AAA-	BBB-

HTM	CWHL 2005-6 1A15	AAA	AAA	AAA-	Baa1

METRO BANK
EXHIBIT #3

UNREALIZED LOSS

			Unrealized Loss - Amount
115	Description	Cusip	12/31	03/31	06/30
AFS	CHASE 2003-SA1 2A1	16162T2J4	-$35,593	-$32,370	-$15,890
AFS	MASTR 2003-4 2A1	55265KUY3	-$33,369	-$29,520	-$14,411
AFS	WFMBS 2003-11 2A1	949761AS9	-$160,356	-$150,407	-$85,825
AFS	FHASI 2004-1 2A1	32051DU42	-$147,661	-$140,893	-$93,359
AFS	CWHL 2003-1 1A10	12669DXU7	-$15,890	-$3,746	-$196
AFS	PRIME 2003-1 A5	74160MAE2	-$243,833	-$218,646	-$31,540
AFS	CWHL 2004-28R A1	12669GEY3	-$620,964	-$508,468	-$177,756
AFS	MASTR 2003-8 3A1	55265KK32	-$201,321	-$161,472	-$31,165
AFS	CSFB 2003-27 4A1	22541QL42	-$241,401	-$25,622	-$127,313
AFS	BOAMS 2003-8 1A1	05948XVR9	-$143,184	-$106,159	-$16,647
AFS	RALI 2003-QS22 A3	76110HMX4	-$491,795	-$307,138	-$481,518
AFS	RFMSI 2004 S1 A10	76111XFG3	-$317,513	-$229,531	-$46,218
AFS	GMACM 2004-J1 A2	36185NT34	-$239,824	-$157,003	-$20,494
AFS	MSM 2004-3 2A2	61745MZW6	-$269,930	-$218,303	-$147,266
AFS	BSABS 2004-AC6 A1	073879LN6	-$756,749	-$1,046,104	-$716,407
AFS	MALT 2004 -12 5A3	576434YK4	-$956,088	-$623,192	-$767,020
AFS	BAFC 2005-1 1A7	05946XQB2	-$375,457	-$272,060	-$135,116
AFS	CWHL 2005-5 A6	12669GQV6	-$443,244	-$327,131	-$78,825
AFS	BAFC 2005-2 1A11	05946XTA1	-$548,176	-$433,484	-$145,880
AFS	CWALT 2005-6CB 1A4	12667F5F8	-$1,657,628	-$1,039,490	-$1,604,078
AFS	CWHL 2005-6 1A9	12669GSY8	-$581,708	-$475,387	-$368,615
AFS	CWHL 2005-12 2A4	12669GXT3	-$708,867	-$547,489	-$229,575
AFS	BOAA 2005-6 5A2	05948KF38	-$1,722,662	-$1,015,677	-$1,749,543
AFS	RFMSI 2005-S6 A7	76111XXQ1	-$819,584	-$635,195	-$191,841
AFS	BOAMS 2005-8 A4	05949CGR1	-$870,579	-$691,958	-$340,956
AFS	RALI 2005-QS14 3A3	761118JL3	-$2,728,908	-$3,283,574	-$3,480,037
AFS	WFMBS 2005-9 1A9	94982WAJ3	-$2,195,068	-$1,653,459	-$474,788
AFS	BAFC 2005-6 1A6	05946XM67	-$727,946	-$556,078	-$289,595
AFS	WMALT 2006-2 1A9	93934FLZ3	-$2,775,367	-$3,445,830	-$4,235,077
AFS	WMALT 2006-2 1A6	93934FLW0	-$3,120,994	-$3,711,253	-$4,632,396
AFS	GSR 2006-1F 1A6	3623416N4	-$1,761,717	-$2,199,639	-$3,663,309

HTM	CWHL 2005-6 1A15	12669GVX6	-$556,783	-$416,799	-$121,890

METRO BANK
EXHIBIT #4

DURATION of UNREALIZED LOSS

			Unrealized Loss - Duration in Months
115	Description	Cusip	12/31	03/31	06/30
AFS	CHASE 2003-SA1 2A1	16162T2J4	70	73	76
AFS	MASTR 2003-4 2A1	55265KUY3	50	53	56
AFS	WFMBS 2003-11 2A1	949761AS9	43	46	49
AFS	FHASI 2004-1 2A1	32051DU42	59	62	65
AFS	CWHL 2003-1 1A10	12669DXU7	11	14	17
AFS	PRIME 2003-1 A5	74160MAE2	66	69	72
AFS	CWHL 2004-28R A1	12669GEY3	48	51	54
AFS	MASTR 2003-8 3A1	55265KK32	57	60	63
AFS	CSFB 2003-27 4A1	22541QL42	47	50	53
AFS	BOAMS 2003-8 1A1	05948XVR9	11	14	17
AFS	RALI 2003-QS22 A3	76110HMX4	57	60	63
AFS	RFMSI 2004 S1 A10	76111XFG3	58	61	64
AFS	GMACM 2004-J1 A2	36185NT34	56	59	62
AFS	MSM 2004-3 2A2	61745MZW6	50	53	56
AFS	BSABS 2004-AC6 A1	073879LN6	43	46	49
AFS	MALT 2004 -12 5A3	576434YK4	46	49	52
AFS	BAFC 2005-1 1A7	05946XQB2	46	49	52
AFS	CWHL 2005-5 A6	12669GQV6	45	48	51
AFS	BAFC 2005-2 1A11	05946XTA1	43	46	49
AFS	CWALT 2005-6CB 1A4	12667F5F8	43	46	49
AFS	CWHL 2005-6 1A9	12669GSY8	43	46	49
AFS	CWHL 2005-12 2A4	12669GXT3	43	46	49
AFS	BOAA 2005-6 5A2	05948KF38	40	43	46
AFS	RFMSI 2005-S6 A7	76111XXQ1	39	42	45
AFS	BOAMS 2005-8 A4	05949CGR1	39	42	45
AFS	RALI 2005-QS14 3A3	761118JL3	20	23	26
AFS	WFMBS 2005-9 1A9	94982WAJ3	39	42	45
AFS	BAFC 2005-6 1A6	05946XM67	38	41	44
AFS	WMALT 2006-2 1A9	93934FLZ3	11	14	17
AFS	WMALT 2006-2 1A6	93934FLW0	20	23	26
AFS	GSR 2006-1F 1A6	3623416N4	18	21	24

HTM	CWHL 2005-6 1A15	12669GVX6	46	49	52

METRO BANK
EXHIBIT #5

SUBORDINATION

115	Description	Cusip	Subordination (as of July 2009)
AFS	CHASE 2003-SA1 2A1	16162T2J4	5 subordinated tranches = $1,335,000; 1 mezzanine tranche=$1,232,000
AFS	MASTR 2003-4 2A1	55265KUY3	6 subordinated tranches = $11,051,000
AFS	WFMBS 2003-11 2A1	949761AS9	6 subordinated tranches = $5,105,000
AFS	FHASI 2004-1 2A1	32051DU42	6 subordinated tranches = $4,092,000
AFS	CWHL 2003-1 1A10	12669DXU7	5 subordinated tranches = $11,618,000; 1 mezzanine tranche=$10,932,000
AFS	PRIME 2003-1 A5	74160MAE2	6 subordinated tranches = $8,850,000
AFS	CWHL 2004-28R A1	12669GEY3	5 subordinated tranches = $5,600,000; 1 mezzanine tranche=$5,594,000
AFS	MASTR 2003-8 3A1	55265KK32	6 subordinated tranches = $26,275,000
AFS	CSFB 2003-27 4A1	22541QL42	5 subordinated tranches = $29,458,000
AFS	BOAMS 2003-8 1A1	05948XVR9	6 subordinated tranches = $7,754,000
AFS	RALI 2003-QS22 A3	76110HMX4	3 subordinated tranches = $2,345,000; 3 mezzanine tranches=$13,716,000
AFS	RFMSI 2004 S1 A10	76111XFG3	3 subordinated tranches = $1,141,000; 3 mezzanine tranches=$5,525,000
AFS	GMACM 2004-J1 A2	36185NT34	3 subordinated tranches = $1,765,000; 3 mezzanine tranches=$8,651,000
AFS	MSM 2004-3 2A2	61745MZW6	6 subordinated tranches = $29,017,000
AFS	BSABS 2004-AC6 A1	073879LN6	3 subordinated tranches = $6,428,000; 3 mezzanine tranches=$21,007,000
AFS	MALT 2004 -12 5A3	576434YK4	6 subordinated tranches = $10,127,000
AFS	BAFC 2005-1 1A7	05946XQB2	5 subordinated tranches = $6,119,000
AFS	CWHL 2005-5 A6	12669GQV6	5 subordinated tranches = $11,328,000
AFS	BAFC 2005-2 1A11	05946XTA1	5 subordinated tranches = $9,247,000
AFS	CWALT 2005-6CB 1A4	12667F5F8	5 subordinated tranches = $45,649,000
AFS	CWHL 2005-6 1A9	12669GSY8	6 subordinated tranches = $25,129,000
AFS	CWHL 2005-12 2A4	12669GXT3	6 subordinated tranches = $31,778,000
AFS	BOAA 2005-6 5A2	05948KF38	6 subordinated tranches = $27,030,000
AFS	RFMSI 2005-S6 A7	76111XXQ1	3 subordinated tranches = $1,550,000; 3 mezzanine tranches=$9,878,000
AFS	BOAMS 2005-8 A4	05949CGR1	6 subordinated tranches = $6,446,000
AFS	RALI 2005-QS14 3A3	761118JL3	1 subordinated tranche = $1,155,000; 3 mezzanine tranches=$18,871,000
AFS	WFMBS 2005-9 1A9	94982WAJ3	6 subordinated tranches = $27,296,000
AFS	BAFC 2005-6 1A6	05946XM67	6 subordinated tranches = $14,659,000
AFS	WMALT 2006-2 1A9	93934FLZ3	3 subordinated tranches = $24,291,000
AFS	WMALT 2006-2 1A6	93934FLW0	3 subordinated tranches = $24,291,000
AFS	GSR 2006-1F 1A6	3623416N4	5 subordinated tranches = $17,607,000; 1 mezzanine tranche=$9,758,000

HTM	CWHL 2005-6 1A15	12669GVX6	6 subordinated tranches = $25,129,000

METRO BANK
EXHIBIT #6

OVER-COLLATERALIZATION

			Over-Collateralization Percentage
115	Description	Cusip	Inception	12/31	03/31	06/30
AFS	CHASE 2003-SA1 2A1	16162T2J4	1.25%	4.78%	4.85%	5.30%
AFS	MASTR 2003-4 2A1	55265KUY3	2.25%	7.78%	8.02%	8.48%
AFS	WFMBS 2003-11 2A1	949761AS9	1.20%	1.78%	1.81%	1.89%
AFS	FHASI 2004-1 2A1	32051DU42	2.45%	5.34%	5.50%	5.81%
AFS	CWHL 2003-1 1A10	12669DXU7	2.90%	12.98%	13.74%	14.93%
AFS	PRIME 2003-1 A5	74160MAE2	3.05%	8.18%	8.47%	9.08%
AFS	CWHL 2004-28R A1	12669GEY3	2.70%	5.36%	5.50%	5.82%
AFS	MASTR 2003-8 3A1	55265KK32	2.35%	4.12%	4.25%	4.56%
AFS	CSFB 2003-27 4A1	22541QL42	6.52%	18.33%	18.62%	19.32%
AFS	BOAMS 2003-8 1A1	05948XVR9	3.82%	7.36%	7.51%	7.93%
AFS	RALI 2003-QS22 A3	76110HMX4	5.15%	13.30%	13.48%	13.64%
AFS	RFMSI 2004 S1 A10	76111XFG3	2.50%	4.98%	5.28%	5.61%
AFS	GMACM 2004-J1 A2	36185NT34	2.95%	5.63%	6.02%	6.53%
AFS	MSM 2004-3 2A2	61745MZW6	4.40%	8.34%	8.47%	8.67%
AFS	BSABS 2004-AC6 A1	073879LN6	20.65%	21.11%	21.17%	21.31%
AFS	MALT 2004 -12 5A3	576434YK4	4.88%	9.17%	9.46%	9.98%
AFS	BAFC 2005-1 1A7	05946XQB2	3.50%	5.63%	5.74%	6.11%
AFS	CWHL 2005-5 A6	12669GQV6	3.25%	4.55%	4.68%	4.86%
AFS	BAFC 2005-2 1A11	05946XTA1	3.00%	4.28%	4.17%	4.36%
AFS	CWALT 2005-6CB 1A4	12667F5F8	4.50%	7.03%	7.16%	7.39%
AFS	CWHL 2005-6 1A9	12669GSY8	3.50%	4.90%	5.03%	5.24%
AFS	CWHL 2005-12 2A4	12669GXT3	3.60%	4.69%	4.79%	5.06%
AFS	BOAA 2005-6 5A2	05948KF38	4.25%	5.93%	6.02%	6.15%
AFS	RFMSI 2005-S6 A7	76111XXQ1	3.00%	3.58%	3.61%	3.86%
AFS	BOAMS 2005-8 A4	05949CGR1	3.00%	3.50%	3.58%	3.74%
AFS	RALI 2005-QS14 3A3	761118JL3	5.50%	7.98%	7.85%	7.49%
AFS	WFMBS 2005-9 1A9	94982WAJ3	3.25%	3.77%	3.90%	4.15%
AFS	BAFC 2005-6 1A6	05946XM67	3.30%	4.00%	4.06%	4.20%
AFS	WMALT 2006-2 1A9	93934FLZ3	6.70%	8.31%	8.07%	7.68%
AFS	WMALT 2006-2 1A6	93934FLW0	6.70%	8.31%	8.07%	7.68%
AFS	GSR 2006-1F 1A6	3623416N4	3.71%	4.28%	4.23%	4.37%

HTM	CWHL 2005-6 1A15	12669GVX6	3.50%	4.90%	5.03%	5.24%

METRO BANK
EXHIBIT #7

OTHER-THAN-TEMPORARY IMPAIRMENT

						June 30 Losses
						Credit	All Other
115	Description	Cusip	12/31	03/31	06/30	Related	Factors
AFS	CHASE 2003-SA1 2A1	16162T2J4	$0	$0	$0	$0	$0
AFS	MASTR 2003-4 2A1	55265KUY3	$0	$0	$0	$0	$0
AFS	WFMBS 2003-11 2A1	949761AS9	$0	$0	$0	$0	$0
AFS	FHASI 2004-1 2A1	32051DU42	$0	$0	$0	$0	$0
AFS	CWHL 2003-1 1A10	12669DXU7	$0	$0	$0	$0	$0
AFS	PRIME 2003-1 A5	74160MAE2	$0	$0	$0	$0	$0
AFS	CWHL 2004-28R A1	12669GEY3	$0	$0	$0	$0	$0
AFS	MASTR 2003-8 3A1	55265KK32	$0	$0	$0	$0	$0
AFS	CSFB 2003-27 4A1	22541QL42	$0	$0	$0	$0	$0
AFS	BOAMS 2003-8 1A1	05948XVR9	$0	$0	$0	$0	$0
AFS	RALI 2003-QS22 A3	76110HMX4	$0	$0	$0	$0	$0
AFS	RFMSI 2004 S1 A10	76111XFG3	$0	$0	$0	$0	$0
AFS	GMACM 2004-J1 A2	36185NT34	$0	$0	$0	$0	$0
AFS	MSM 2004-3 2A2	61745MZW6	$0	$0	$0	$0	$0
AFS	BSABS 2004-AC6 A1	073879LN6	$0	$0	$0	$0	$0
AFS	MALT 2004 -12 5A3	576434YK4	$0	$0	$0	$0	$0
AFS	BAFC 2005-1 1A7	05946XQB2	$0	$0	$0	$0	$0
AFS	CWHL 2005-5 A6	12669GQV6	$0	$0	$0	$0	$0
AFS	BAFC 2005-2 1A11	05946XTA1	$0	$0	$0	$0	$0
AFS	CWALT 2005-6CB 1A4	12667F5F8	$0	$0	$0	$0	$0
AFS	CWHL 2005-6 1A9	12669GSY8	$0	$0	$0	$0	$0
AFS	CWHL 2005-12 2A4	12669GXT3	$0	$0	$0	$0	$0
AFS	BOAA 2005-6 5A2	05948KF38	$0	$0	$0	$0	$0
AFS	RFMSI 2005-S6 A7	76111XXQ1	$0	$0	$0	$0	$0
AFS	BOAMS 2005-8 A4	05949CGR1	$0	$0	$0	$0	$0
AFS	RALI 2005-QS14 3A3	761118JL3	$0	$0	$3,480,037	$552,340	$2,927,697
AFS	WFMBS 2005-9 1A9	94982WAJ3	$0	$0	$0	$0	$0
AFS	BAFC 2005-6 1A6	05946XM67	$0	$0	$0	$0	$0
AFS	WMALT 2006-2 1A9	93934FLZ3	$0	$0	$4,235,077	$733,977	$3,501,100
AFS	WMALT 2006-2 1A6	93934FLW0	$0	$0	$4,632,396	$86,346	$4,546,050
AFS	GSR 2006-1F 1A6	3623416N4	$0	$0	$0	$0	$0

HTM	CWHL 2005-6 1A15	12669GVX6	$0	$0	$0	$0	$0

METRO BANK
EXHIBIT #8

LOSS ANALYSIS ASSUMPTIONS for 12/31/08 and 03/31/09

			DISCOUNT RATE
115	Description	Cusip	12/31	03/31
AFS	CHASE 2003-SA1 2A1	16162T2J4	4.77%	4.89%
AFS	MASTR 2003-4 2A1	55265KUY3	4.96%	5.08%
AFS	WFMBS 2003-11 2A1	949761AS9	4.73%	4.85%
AFS	FHASI 2004-1 2A1	32051DU42	4.95%	5.07%
AFS	CWHL 2003-1 1A10	12669DXU7	4.48%	4.60%
AFS	PRIME 2003-1 A5	74160MAE2	6.17%	4.29%
AFS	CWHL 2004-28R A1	12669GEY3	6.52%	6.64%
AFS	MASTR 2003-8 3A1	55265KK32	4.25%	4.37%
AFS	CSFB 2003-27 4A1	22541QL42	6.58%	4.70%
AFS	BOAMS 2003-8 1A1	05948XVR9	4.46%	4.58%
AFS	RALI 2003-QS22 A3	76110HMX4	6.43%	4.55%
AFS	RFMSI 2004 S1 A10	76111XFG3	6.32%	4.44%
AFS	GMACM 2004-J1 A2	36185NT34	6.31%	4.43%
AFS	MSM 2004-3 2A2	61745MZW6	6.47%	4.59%
AFS	BSABS 2004-AC6 A1	073879LN6	6.51%	6.63%
AFS	MALT 2004 -12 5A3	576434YK4	8.61%	6.73%
AFS	BAFC 2005-1 1A7	05946XQB2	6.66%	6.78%
AFS	CWHL 2005-5 A6	12669GQV6	6.46%	6.58%
AFS	BAFC 2005-2 1A11	05946XTA1	6.62%	6.74%
AFS	CWALT 2005-6CB 1A4	12667F5F8	8.57%	8.69%
AFS	CWHL 2005-6 1A9	12669GSY8	6.29%	6.41%
AFS	CWHL 2005-12 2A4	12669GXT3	6.51%	6.63%
AFS	BOAA 2005-6 5A2	05948KF38	8.51%	8.63%
AFS	RFMSI 2005-S6 A7	76111XXQ1	6.52%	4.64%
AFS	BOAMS 2005-8 A4	05949CGR1	6.52%	6.64%
AFS	RALI 2005-QS14 3A3	761118JL3	9.05%	11.17%
AFS	WFMBS 2005-9 1A9	94982WAJ3	6.61%	6.73%
AFS	BAFC 2005-6 1A6	05946XM67	6.66%	6.78%
AFS	WMALT 2006-2 1A9	93934FLZ3	8.76%	10.88%
AFS	WMALT 2006-2 1A6	93934FLW0	6.54%	10.66%
AFS	GSR 2006-1F 1A6	3623416N4	6.69%	7.45%

HTM	CWHL 2005-6 1A15	12669GVX6	6.34%	6.46%

METRO BANK
EXHIBIT #9

LOSS ANALYSIS ASSUMPTIONS for JUNE 30, 2009

			June 30, 2009
			Discount	CPR	Default	Loss
115	Description	Cusip	Rate	Speed	Rate	Severity
AFS	CHASE 2003-SA1 2A1	16162T2J4	n/a	15.4	0.00	0.00
AFS	MASTR 2003-4 2A1	55265KUY3	n/a	20.8	0.00	0.00
AFS	WFMBS 2003-11 2A1	949761AS9	n/a	8.0	0.00	0.00
AFS	FHASI 2004-1 2A1	32051DU42	n/a	15.3	0.00	0.00
AFS	CWHL 2003-1 1A10	12669DXU7	n/a	23.0	0.00	0.00
AFS	PRIME 2003-1 A5	74160MAE2	n/a	17.3	0.00	0.00
AFS	CWHL 2004-28R A1	12669GEY3	n/a	11.1	0.00	0.00
AFS	MASTR 2003-8 3A1	55265KK32	n/a	11.6	0.00	0.00
AFS	CSFB 2003-27 4A1	22541QL42	n/a	19.0	0.00	0.00
AFS	BOAMS 2003-8 1A1	05948XVR9	n/a	14.2	0.00	0.00
AFS	RALI 2003-QS22 A3	76110HMX4	n/a	16.6	1.44	79.89
AFS	RFMSI 2004 S1 A10	76111XFG3	n/a	14.8	0.08	0.00
AFS	GMACM 2004-J1 A2	36185NT34	n/a	19.4	0.00	0.00
AFS	MSM 2004-3 2A2	61745MZW6	n/a	11.5	0.00	0.00
AFS	BSABS 2004-AC6 A1	073879LN6	n/a	14.2	0.00	0.00
AFS	MALT 2004 -12 5A3	576434YK4	n/a	14.7	0.00	0.00
AFS	BAFC 2005-1 1A7	05946XQB2	n/a	12.9	0.00	0.00
AFS	CWHL 2005-5 A6	12669GQV6	n/a	12.1	0.51	28.31
AFS	BAFC 2005-2 1A11	05946XTA1	n/a	15.8	0.00	0.00
AFS	CWALT 2005-6CB 1A4	12667F5F8	n/a	16.0	1.01	66.40
AFS	CWHL 2005-6 1A9	12669GSY8	n/a	23.7	1.14	26.79
AFS	CWHL 2005-12 2A4	12669GXT3	n/a	9.7	0.06	54.65
AFS	BOAA 2005-6 5A2	05948KF38	n/a	9.7	0.00	0.00
AFS	RFMSI 2005-S6 A7	76111XXQ1	n/a	6.8	0.03	48.99
AFS	BOAMS 2005-8 A4	05949CGR1	n/a	5.5	0.00	0.00
AFS	RALI 2005-QS14 3A3	761118JL3	6.00%	12.1	4.49	51.88
AFS	WFMBS 2005-9 1A9	94982WAJ3	n/a	6.7	0.04	37.77
AFS	BAFC 2005-6 1A6	05946XM67	n/a	7.5	0.00	0.00
AFS	WMALT 2006-2 1A9	93934FLZ3	6.00%	14.3	4.49	60.43
AFS	WMALT 2006-2 1A6	93934FLW0	6.00%	14.3	4.49	60.43
AFS	GSR 2006-1F 1A6	3623416N4	n/a	7.0	0.00	0.00

HTM	CWHL 2005-6 1A15	12669GVX6	n/a	23.7	1.14	26.79